FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of the Company

Osisko Development Corp. (the "Corporation") 1100 Avenue des Canadiens-des-Montréal, Suite 300 Montréal, Québec, H3B 2S2

Item 2 Date of Material Change

December 30, 2020 and January 8, 2021

Item 3 News Release

News releases with respect to the material change referred to in this report was issued by the Corporation through CNW on December 30, 2020 and January 8, 2021 and filed on the system for electronic document analysis and retrieval (SEDAR) December 30, 2020 and January 8, 2021, respectively.

Item 4 Summary of Material Change

On December 30, 2020, the Corporation completed a "bought deal" brokered private placement of an aggregate of 5,367,050 units (the "Units") of the Corporation at a price of CDN$7.50 per Unit for aggregate gross proceeds of approximately CDN$40.3 million, including the exercise in full of the underwriters' option (the "Brokered Placement").

On January 8, 2021, the Corporation completed a non-brokered private placement of an aggregate of 9,346,464 Units at a price of CDN$7.50 per Unit or US$5.75 per Unit, at the option of the subscribers, for aggregate gross proceeds of approximately CDN$68.6 million (the "Non-Brokered Placement", together with the Brokered Placement, the "Offering").

Each Unit consists of one common share of the Corporation (each, a "Common Share") and one-half of one common share purchase warrant of the Corporation (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one Common Share on or prior to December 1, 2023 at a price of CDN$10.00, subject to adjustment in certain circumstances.

Item 5 Full Description of Material Change

On December 30, 2020, the Corporation completed a "bought deal" brokered private placement of an aggregate of 5,367,050 Units at a price of CDN$7.50 per Unit for aggregate gross proceeds of approximately CDN$40.3 million, including the exercise in full of the underwriters' option.

The Brokered Placement was co-led by Canaccord Genuity Corp. and National Bank Financial Inc., on behalf of a syndicate of underwriters that included Eight Capital, RBC Dominion Securities Inc., CIBC World Markets Inc., Desjardins Securities Inc., PI Financial Corp., Raymond James Ltd., Scotia Capital Inc., Haywood Securities Inc., Industrial Alliance Securities Inc., and Paradigm Capital Inc (collectively, the "Underwriters"). In consideration for their services, the Corporation paid the Underwriters a cash commission equal to 5.0% of the gross proceeds of the Brokered Placement.

On January 8, 2021, the Corporation completed a non-brokered private placement of an aggregate of 9,346,464 Units at a price of CDN$7.50 per Unit or US$5.75 per Unit, at the option of the subscribers, for aggregate gross proceeds of approximately CDN$68.6 million.

Each Unit consists of one Common Share and one-half of one Warrant. Each Warrant entitles the holder to acquire one Common Share on or prior to December 1, 2023 at a price of CDN$10.00, subject to adjustment in certain circumstances.

The net proceeds from the Offering will be used to further develop the Corporation's Cariboo Gold Project and other exploration assets of the Corporation, and for general corporate purposes.

All securities issued under the Offering will be subject to a hold period expiring four months and one day from the closing of each of the Brokered Placement and Non-Brokered Placement. The Offering is subject to final acceptance of the TSX Venture Exchange.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

Insider Participation

Mr. Sean Roosen, Chair and Chief Executive Officer of the Corporation has subscribed for 13,000 Units under the Offering. Prior to the Offering, Mr. Roosen held 93,333 Common Shares, 46,666 Warrants and 267,400 options of the Corporation ("Options"), representing approximately 0.1% of the issued and outstanding Common Shares prior the Offering (approximately 0.4% on a partially diluted basis). Subsequent to the Offering, Mr. Roosen holds 106,333 Common Shares, 53,166 Warrants and 267,400 Options, representing approximately 0.1% of the issued and outstanding Common Shares immediately following the Offering (approximately 0.3% on a partially diluted basis).

The subscription by Mr. Roosen, an "insider" of the Corporation, is considered to be a "related party transaction" for purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Corporation has filed this material change report on SEDAR (www.sedar.com) under its issuer profile to provide disclosure in relation to each "related party transaction". The Corporation did not file the material change report more than 21 days before the expected closing date of the Offering as the details of the Offering and the participation therein by Mr. Roosen was not settled until shortly prior to the closing of the Offering, and the Corporation wished to close the Offering on an expedited basis for sound business reasons. The Corporation is relying on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Corporation is exempt from the formal valuation requirement in section 5.4 of MI 61-101 in reliance on section 5.5(a) of MI 61-101 as the fair market value of the transaction, insofar as it involves Mr. Roosen, is not more than the 25% of the Corporation's market capitalization. Additionally, the Corporation is exempt from minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on section 5.7(b) of MI 61-101 as the fair market value of the transaction, insofar as it involves Mr. Roosen, is not more than the 25% of the Corporation's market capitalization.

The Offering was unanimously approved in writing pursuant to subsection 117(1) of the Canada Business Corporations Act by each of the directors of the Corporation entitled to vote on such matters. The Corporation will send a copy of this material change report to any shareholder of the Corporation who requests a copy of it.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Sean Roosen

Chair and Chief Executive Officer

Osisko Development Corp.

Telephone: (514) 940-0685

Item 9 Date of Report

January 11, 2021